

April 4, 2014

<u>Via E-mail</u>
Marci Frankenthaler
General Counsel
Frederick's of Hollywood Group Inc.
6255 Sunset Blvd.
Hollywood, CA 90028

> **Re:** **Frederick's of Hollywood Group Inc.**
> **Revised Schedule 13E-3**
> **Filed March 20, 2014**
> **File No. 005-37017**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 19, 2014**
> **File No. 001-05893**

Dear Ms. Frankenthaler:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note the Tandy representations in the penultimate paragraph of your response letter; however, these representations must be made directly by each filing person and separately submitted on EDGAR.

Schedule 13E-3

General

2. We note your response to comment 1 of our letter dated February 21, 2014. It remains
    unclear why Salus CLO 2012-1, Ltd. and Salus Capital Partners, LLC are not named as
    filing persons in the Schedule 13E-3. Please revise to include them as filing persons or
    provide us with additional analysis as to why you believe they are not affiliates engaged
    in the transaction. In your analysis, address the following:

    - It appears that the Lenders, as wholly owned subsidiaries of HGI, are affiliates of the
      company because the Lenders and the company are under common control with HGI.

    - On February 28, 2013, Kyle Shonak, the Senior Vice President of Salus, arranged for
      Mr. Lynch to meet with Philip Falcone, Chief Executive Officer of HGI, and Phillip
      Gass, Managing Director of Investments of HGI, to discuss a potential strategic
      transaction, which resulted in the completion of the Series B Convertible Preferred
      Stock transaction in which HGI obtained majority control of the company.

    - Mr. Falcone and Mr. Gass attended the April 24, 2013 board meeting and
      subsequently discussed with Mr. Shonak the possibility of providing the company
      with additional financial support. On May 23, 2013, Salus amended the company's
      line of credit and the company paid the Lenders additional fees.

    - Beginning with the April 24, 2013 board meeting, representatives of HGI regularly
      attended board meetings that resulted in numerous amendments to the company's
      credit agreements with the Lenders, including financing for the merger.

3. We note your response to comment 1 of our letter dated February 21, 2014 and we
    partially reissue the comment. Each filing person must comply with the information
    required by Schedule 13E-3, such as a statement as to whether he believes the Rule 13e-3
    transaction is fair to unaffiliated security holders and an analysis of the material factors
    upon which the filing person relied in reaching such a conclusion. Please include this
    disclosure separately for Mr. Tokarz, Mr. Falcone and Harbinger Group Inc.

Item 3. Identity and Background of Filing Person, page 4

4. We note your response to comment 5 of our letter dated February 21, 2014. Please also
    revise to provide the principal business and state of organization for Harbinger Group
    Inc.

Schedule 14A

Summary Term Sheet, page 1

Required Vote, page 3

5. We note your response to comment 7 of our letter dated February 21, 2014. Please include your response in this section of the filing.

6. We note your revised disclosure, consisting of removal of the adjournment proposal language, in response to comment 8 of our letter dated February 21, 2014. We further note that disclosure remaining on page 70 appears to discuss the effect on the adjournment proposal of any signed proxies submitted without voting instructions. Please revise accordingly.

Special Factors, page 18

Background of the Merger, page 18

7. We note your response to comment 13 of our letter dated February 21, 2014. Your response asserts that Allen & Co. did not prepare any reports contemplated by Item 1015 of Regulation M-A because it did not create documents "where it arrived at (or set forth its analysis in support of) any formal or informal conclusions or recommendations or employed specific procedures as contemplated by the disclosure requirements in Item 1015(b)." However, we believe that an Item 1015 report is not limited to reports addressing such matters alone. Please indicate whether Allen & Co. prepared and shared with the filing persons any written report(s) in connection with its engagement as financial advisor to the company. We note that while it was no longer engaged by the company when the current proposal was received, it was hired and did conduct an extensive marketing campaign in the search for alternate transactions, which ultimately resulted in the current acquisition proposal being accepted.

8. Please also clarify whether the Lenders conducted any independent financial analysis of the company during 2013.

Evaluation of Strategic Transactions, page 21

9. We note your revised disclosure in response to comment 17 of our letter dated February 21, 2014 and we reissue the comment. Please revise to explain the risks and uncertainties Mr. Walters considered for each of the material alternatives discussed in this section and how he concluded that the merger was a superior alternative. Currently we note the several general risks added but not attributed to any particular alternative.

10. We note your response to comment 21 of our letter dated February 21, 2014. However, it appears that some offers were made following completion of due diligence and

"extensive negotiations." Therefore, please disclose the price offered for each of the material proposals and, if applicable, the conditional nature of such offers during the marketing process.

11. We note your response to comment 24 of our letter dated February 21, 2014. Please also address the following points in your analysis regarding whether the Series B Convertible Preferred Stock transaction was the first step in a series of transactions that was reasonably likely to produce or undertaken with the purposed of producing a going private effect.

- Five Island is a wholly owned subsidiary of HGI and appears to be an affiliate of the company because it is under common control with HGI.

- It appears that Five Island acted as a mere conduit for HGI.

  o Although Five Island executed the Series B transaction documents on March 15, 2013, your disclosure reflects that all prior negotiations were led by HGI representatives.

  o On February 28, 2013, Mr. Shonak arranged for Mr. Falcone, Chief Executive Officer of HGI, and Mr. Gass, Managing Director of Investment of HGI, to meet with Mr. Lynch to discuss a potential strategic transaction. On March 1, 2013, Mr. Gass emailed Mr. Lynch a non-binding term sheet for the Series B transaction, "which would result in HGI obtaining a controlling interest in the Company."

  o On March 3, 2013, the company's representatives negotiated the terms of the Series B transaction with HGI's counsel.

  o On March 3, 2013, Mr. Gass emailed Mr. Lynch a revised term sheet which also provided for the conversion of the preferred stock at the option of the holder, upon which "HGI would own approximately 51% of the current outstanding shares of common stock." To ensure that HGI maintained their majority interest, a provision was added that HGI would receive warrants exercisable for a number of shares of common stock such that the warrant shares plus the shares issuable upon conversion of the preferred stock would equal 51% of the issued and outstanding common stock on a fully diluted basis.

  o Although Five Island acquired the Series B Convertible Preferred Stock on March 15, 2013, it transferred the preferred stock and the warrants, along with its rights under the agreements, to HGI Funding on September 26, 2013.

  o Although you state in your response that Five Island refrained from appointing directors to the company's board, your disclosure reflects that Mr. Falcone and

Mr. Gass and/or other HGI representatives regularly began attending board meetings beginning on April 24, 2013.

- On March 15, 2013, the Series B transaction closed and the board terminated Allen & Co.'s engagement. This indicates that the company may have wished to pursue a strategic transaction only with HGI and/or its affiliates rather than consider other third party proposals.

- On August 6, 2013, approximately four months after the Series B transaction, Five Island proposed the merger to the board and subsequently negotiated with the company's largest shareholders to form the Consortium. Mr. Cheliot emailed Mr. Lynch a proposal for the going private transaction proposal from Five Island. Mr. Cheliot is Senior Vice President & Deputy General Counsel of HGI.

- It appears that acquiring majority control through the Series B transaction could produce the going private effects where an acquiror purchases common stock for the purpose of reducing the cost of the acquisition and/or ensuring that a legally sufficient number of shares will be voted for the merger. See Question 4 in SEC Release No. 17719 (1981).

12. We note your response and revised disclosure in response to comment 31 of our letter dated February 21, 2014. In particular, we note that Mr. Walters determined there were no conflicts of interest. Please revise your filing to clarify the conflicts of interest that counsel had in representing the interests of both the company and the unaffiliated shareholders and whether Mr. Walters considered these conflicts.

Opinion of the Lead Director's Financial Adviser, page 39

13. Please detail the process by which Cassel Salpeter was chosen to be the Lead Director's financial adviser. Include in your discussion all material discussions and alternatives and the factors that led to the firm being ultimately hired. See Item 1015(b)(3) of Regulation M-A.

14. Please disclose the criteria that Cassel Salpeter used for the selected companies analysis and for the selected transactions analysis. Also disclose the basis for the selected ranges of multiples used in the analyses.

15. It appears that Cassel Salpeter used "normalized EBITDA" calculations in its analyses rather than the "Adjusted EBITDA" amounts disclosed in this section. Please explain how these amounts differ.

Plans for the Company after the Merger, page 51

16. We note your revised disclosure in response to comment 46 of our letter dated February 21, 2014 and we partially reissue the comment. Please describe any material changes to the terms of Mr. Lynch's employment agreement, under this heading, and describe any material change to the company's corporate structure or business after the merger. If there will not be a material change to the company's corporate structure or business after the merger, so state.

You may contact Erin Wilson at (202) 551-6047, Brigitte Lippmann at (202) 551-3713 or Christina Chalk, Office of Mergers and Acquisitions, at (202) 551-3263 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: David Alan Miller, Esq.
        Graubard Miller